VIA EDGAR

December 18, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins

Re:	SAIC, Inc. (Company)
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 30, 2009 (Form 10-K)
File No. 001-33072

Ladies and Gentlemen:

On behalf of SAIC, Inc., this letter responds to the comment of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated December 4, 2009 relating to the above-referenced Form 10-K. Our response reflects our understanding of the comment as supplemented by a telephone discussion with the Staff after receipt of the comment. This comment was received in response to our letters to the Staff dated November 9, 2009, October 14, 2009, August 14, 2009 and July 8, 2009 that responded to the Staff’s prior comments in letters to the Company dated October 15, 2009, September 8, 2009, August 5, 2009 and June 8, 2009, respectively.

Set forth in italicized print below is the Staff’s comment, as set forth in the letter dated December 4, 2009, followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.	Please explain further the following as it relates to the information provided in your response to prior comment 1:
•

Tell us how you determined that because the pricing is determined by the ultimate amount of effort required, flexibly priced arrangements (i.e., time and materials and cost reimbursable contracts) do not represent transactions for a “mutually agreed upon price.” In this regard, considering these contracts include mutually agreed upon pricing

U.S. Securities and Exchange Commission

December 18, 2009

that result in a stated total maximum dollar amount to be charged under these arrangements, explain further why such rates and amounts would not be considered a “mutually agreed upon price” within the definition of a service contract as defined in the 1978 Invitation to Comment.

•

Please clarify why you believe that a “best efforts” agreement cannot be considered the performance of an “act or acts” if it is not required to meet a specific outcome or result. It would appear that certain of these arrangements may still have a defined and measurable level of service under the arrangement and regardless of whether or not there is a successful outcome; you are still performing certain acts under the terms of the contract (i.e., researching the feasibility of turning algae into jet fuel).

•

We note that your flexibly priced arrangements include contracts to perform services in the later stages of the lifecycle of complex systems such as decision support, analytics and staff support. Aside from the pricing terms of these arrangements, tell us how you determined that the nature of such services meets the definition of contract covered by paragraph .13 of SOP 81-1.

•

Tell us whether you believe that you follow View A or View B as noted in the October 23, 2009 EITF discussion of the proposed issue “Accounting for Service-Related Contracts with the Federal Government” (i.e., FASB codification subtopic 605-35 (also known as SOP 81-1)). Please explain the basis for your view.

Response:

Applicability of SOP 81-1

We believe all contracts with the U.S. federal government are within the scope of AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (FASB Codification Subtopic 605-35), based on the AICPA Audit and Accounting Guide, Federal Government Contractors (the “Audit & Accounting Guide”), which attaches SOP 81-1 as Appendix C as applicable accounting guidance for federal government contractors. In our November 9, 2009 response, we provided a reference to the October 23, 2009 EITF discussion of the proposed issue Accounting for Service-Related Contracts with the Federal Government (the “Proposed Issue”) to demonstrate (1) that there is diversity in practice in applying the provisions of SOP 81-1 to contracts with the federal government and (2) that the foundation of our accounting position that all contracts with the federal government are within the scope of SOP 81-1 is acceptable.

In response to your question above as to whether we follow View A or View B, our accounting position aligns with View A of the Proposed Issue which states:

All arrangements that are with the federal government are within the scope of Topic 912 (the Audit & Accounting Guide). Because Topic 912 refers to Subtopic 605-35 (SOP 81-1) for revenue recognition guidance, all arrangements within the scope of Topic 912 would be accounted for in accordance with the guidance in Subtopic 605-35 (SOP 81-1).

U.S. Securities and Exchange Commission

December 18, 2009

Applicability of Paragraph 13 of SOP 81-1

In response to your question as to whether the nature of certain flexibly priced contracts permits them to be included within the scope of SOP 81-1, consistent with the proponents of View A, we believe that all contracts with the federal government are within the scope of the Audit & Accounting Guide and, therefore, within the scope of SOP 81-1. As stated in the EITF discussion:

…proponents of View A believe that once it has been determined that an arrangement is within the scope of Topic 912 (the “Audit & Accounting Guide”), that such arrangements would be eligible to be accounted for under the guidance within Subtopic 605-35 (SOP 81-1), regardless of the nature of the underlying elements to be provided within the arrangement (that is, the provision of goods or services).

For this reason, we do not believe contracts with the federal government are required to qualify to be within the scope of SOP 81-1 by other means, such as by virtue of paragraph .13 of that accounting standard in order to “be eligible to be accounted for under the guidance within SOP 81-1”. Additionally, the introductory sentence to paragraph .13, which states “Contracts covered by this statement include, but are not limited to [emphasis added], …” provides further evidence that contracts within the scope of SOP 81-1 by virtue of the Audit & Accounting Guide do not need to further qualify for inclusion under paragraph .13.

Identifying Service Transactions

Since all contracts with the federal government are within the scope of SOP 81-1, we apply the guidance of SOP 81-1 to those contracts. The guidance of SOP 81-1 includes utilizing revenue recognition methods other than the percentage of completion method for certain activities performed under customer contracts, including those activities referenced in paragraph .14 and referenced in footnote 1. Based on the nature of our business, we do not have contracts to perform the types of activities discussed in paragraph .14. However, given the admonition in footnote 1 that SOP 81-1 does not apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions (the “1978 Invitation to Comment”), we believe further analysis of our federal government contracts is necessary to apply the provisions of the 1978 Invitation to Comment as required by footnote 1.

It is important to note that the 1978 Invitation to Comment addresses only “certain service transactions”, not “all services” or even “all service transactions”. On this basis, we view the 1978 Invitation to Comment as applying to a very specific definition of a “service transaction”. As the 1978 Invitation to Comment was never fully deliberated or issued in final form, we have applied our professional judgment and considered the scope discussion of SOP 81-1 and the 1978 Invitation to Comment in determining what does and does not meet the definition of a “service transaction”. This thoughtful process also considered the types of transactions where the timing of the costs incurred may not be representative of the earnings process, such as fixed price IT outsourcing contracts with significant upfront costs, and, thus, the cost-to-cost method of computing the percentage of completion would not be appropriate. Our analysis of the accounting literature resulted in an interpretation of a “service transaction” as the achievement of a specified measurable result for a mutually agreed price. We consistently apply this approach in determining the appropriate revenue recognition methodology across our approximately 10,000 active contracts.

U.S. Securities and Exchange Commission

December 18, 2009

Paragraph 7 of the 1978 Invitation to Comment states [emphasis added]:

. . . a service transaction is a transaction between a seller and a purchaser in which, for a mutually agreed price, the seller performs, agrees to perform at a later date, or agrees to maintain readiness to perform an act or acts, including permitting others to use enterprise resources that do not alone produce a tangible commodity or product as the principal intended result . . . .

Based on this definition of a “service transaction”, there must be a transaction in which the seller agrees to perform an act or acts for a mutually agreed price. The act or acts and the mutually agreed price are two distinct concepts and both must be present in a transaction for this definition to be met. Further, we believe the transaction is appropriately defined as the customer contract because that is where we agree to the arrangement. Therefore, the transaction, or the customer contract, must have both a mutually agreed price and an agreement to perform an act or acts to be a “service transaction”. We do not believe these criteria are met in our flexibly priced contracts performed on a best efforts basis (that is, our cost reimbursable and time & materials contracts). In fact, we believe that the concept of flexibly priced is inconsistent with a “mutually agreed price” and that the concept of “best efforts” is inconsistent with a defined “act or acts”.

In response to your question regarding why a “best efforts” arrangement cannot be considered the performance of an “act or acts”, we believe an act is the achievement of a specified measurable result as opposed to the expenditure of effort towards an objective. Contracts performed on a best efforts basis do not require the achievement of a defined result. This absence of an agreement to achieve an agreed, defined, specifically measured result means that there is no defined act in a best efforts contract.

In response to your question as to why flexibly-priced arrangements do not represent transactions for a “mutually agreed upon price”, we believe that while flexibly-priced contracts may contain maximum dollar amounts and mutually agreed prices for the elements of time and labor that underlie the contract, there is no mutual agreement between the parties as to the price the customer will pay for the achievement of an act in the transaction (that is, the customer contract). There is no mutually agreed price because the scope of these arrangements is determined by the ultimate amount of effort required by us under the arrangement to perform the scope of work. In many situations, while the contract may have a stated total maximum dollar amount, the total effort is inherently uncertain and we may expend less effort than the maximum permitted under the arrangement. In other situations, the contract may receive additional funding so that we may expend more effort than the originally stated total maximum dollar amount to help the federal government customer.

As an example, our flexibly priced contract to research the feasibility of turning algae into jet fuel does not meet the definition of a “service transaction.” There is not an act for a mutually agreed price in that example because we are furthering the research in this area and the contract does not require a specified result for a mutually agreed price. The very reason that research and development

U.S. Securities and Exchange Commission

December 18, 2009

contracts are performed on a flexibly priced basis is because it cannot be known how much effort will be required to finish the research or if the research will achieve the customer’s objective. That is the reason that we do not believe a flexibly priced arrangement performed on a best efforts basis is a “service transaction”, or contract, to perform a specified act for a mutually agreed price as defined in the 1978 Invitation to Comment.

We contrast our flexibly priced contracts performed on a best efforts basis with our fixed price logistics contracts and IT outsourcing contracts that call for a specified result, in the form of a service level agreement, which is measurable and meaningful to the customer. Our logistics and IT outsourcing contracts involve an agreed-to act, such as the delivery of equipment or supplies to a specific location within a specified time period of its being requisitioned or the resolution of a help desk call in a required period of time, both for a mutually agreed price, structured as a fixed price per transaction or a fixed price for maintaining a specified level of service for a period of time.

Accordingly, in order to properly apply the guidance contained in SOP 81-1, we have consistently applied a reasonable interpretation of the 1978 Invitation to Comment, a piece of accounting literature that was never fully deliberated or issued. This interpretation results in our accounting for “service transactions” for the achievement of a specified result for a mutually agreed price under SAB 104. Transactions not meeting both the “mutually agreed price” and the “perform act or acts” criteria are not considered “service transactions” and are accounted for in accordance with the percentage of completion method of revenue recognition.

Nature and Amount of Service Transactions

We have consistently applied this reasonable interpretation of the accounting literature to our approximately 10,000 active contracts. In order to accomplish this we have a well defined and disciplined process to evaluate each contract at contract inception. Only a minor portion of the federal government contracts evaluated under this process are identified as “service transactions” accounted for under SAB 104. We estimate that the revenue associated with federal government contracts that we account for pursuant to SAB 104 because they are “service transactions” comprises approximately 5 percent of our total revenue for the fiscal year ended January 31, 2009.

The majority of these “service transactions” are in our logistics services area. Under these contracts, we are responsible for delivering equipment, parts, supplies, and other items to various branches of the U.S. military around the world. The revenue recognition for these contracts is generally the same under both SAB 104 and the percentage of completion method of revenue recognition based on the nature and structure of these arrangements, which are separately executed task orders under a master agreement. That is, in these arrangements there is an agreed to pricing schedule contained in the master agreement but each order actually represents a contract and we recognize revenue as each order is delivered. Therefore, there is no different result arising from the application of SAB 104 instead of SOP 81-1 for the majority of our contracts that we consider “service transactions”.

The remaining transactions, which are the minority of these “service transactions”, are generally comprised of fixed price per period maintenance and IT outsourcing arrangements where we recognize revenue on a straight line basis over the service period. Since we generally incur costs on these

U.S. Securities and Exchange Commission

December 18, 2009

contracts uniformly over the service period and do not have significant upfront costs, we believe that the amounts and timing of revenue and costs would not differ significantly if we instead applied the percentage of completion method of revenue recognition.

Conclusion

In conclusion, there is diversity in practice within our industry, and we have conducted a thoughtful process to develop a reasonable interpretation of the accounting literature, which we have consistently applied. Based on the nature of our business with the federal government, the contracts that we account for under SAB 104 because they represent “service transactions” are relatively minor and would not result in a significant difference if we instead applied the percentage of completion method of revenue recognition.

* * *

If you have any questions or further comments relating to this response, please contact the undersigned at (858) 826-6421. For all other matters, please contact Douglas E. Scott, Executive Vice President and General Counsel, at (858) 826-7325.

Sincerely,

/s/ John R. Hartley
John R. Hartley
Senior Vice President and Controller

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee
Mark W. Sopp, Executive Vice President and Chief Financial Officer
Douglas E. Scott, Executive Vice President and General Counsel
Bruce K. Dallas, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP